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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


           TDK Mediactive, Inc. f/k/a Sound Source Interactive, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83608K206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Hillel T. Cohn, Esq.
--------------------------------------------------------------------------------
                        Squire, Sanders & Dempsey L.L.P.
--------------------------------------------------------------------------------
                      801 South Figueroa Street, 14th Floor
--------------------------------------------------------------------------------
                          Los Angeles, California 90017
--------------------------------------------------------------------------------
                                 (213) 624-2500
--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               November 27, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)









          POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.: 83608K206

----------------------------------------------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  TDK U.S.A. Corporation
----------------------------------------------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      .......................................................................................

                  (b)      .......................................................................................
----------------------------------------------------------------------------------------------------------------------

         3.       SEC Use Only ...................................................................................
----------------------------------------------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions):  WC
----------------------------------------------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ............
----------------------------------------------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization:  New York
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------

Number of Shares     7.       Sole Voting Power:  16,667,000
Beneficially by
Owned by Each
Reporting Person
With

                     8.       Shared Voting Power:  17,951,634

                     9.       Sole Dispositive Power:  16,667,000

                     10.      Shared Dispositive Power:  0
----------------------------------------------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person ..........................16,667,000
----------------------------------------------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........
----------------------------------------------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11) ........................................73.8%
----------------------------------------------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instruction):  CO

CUSIP No.: 0-28604

-------------------------------------------------------------------------------------------------------------------------------

 .........1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  TDK Corporation
----------------------------------------------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      .......................................................................................

                  (b)      .......................................................................................
----------------------------------------------------------------------------------------------------------------------

         3.       SEC Use Only ...................................................................................
----------------------------------------------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions):  WC
----------------------------------------------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ............
----------------------------------------------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization:  Japan
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------

Number of Shares     7.       Sole Voting Power:  16,667,000
Beneficially by
Owned by Each
Reporting Person
With

                     8.       Shared Voting Power:  17,951,634

                     9.       Sole Dispositive Power:  16,667,000

                     10.      Shared Dispositive Power:  0
-------------------- -------------------------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person ..........................16,667,00
----------------------------------------------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........
----------------------------------------------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11) ........................................73.8%
----------------------------------------------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instruction):  CO


ITEM 1. SECURITY AND ISSUER

         This Schedule 13D relates to shares of the common stock, $.001 par value (the "Common Stock"), of TDK Mediactive, Inc. (f/k/a Sound Source Interactive, Inc.) (the "Company"). The principal business and executive offices of the Company are located at 26115 Mureau Road, Suite B, Calabasas, California 91302-3126.


ITEM 2. IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by TDK U.S.A. Corporation, a New York corporation ("TUC"). The principal business and executive offices of TUC are located at 12 Harbor Park Drive, Port Washington, NY 11050. TUC is a wholly-owned subsidiary of TDK Corporation, a Japanese corporation that is publicly traded on several stock exchanges, principally the Tokyo Stock Exchange ("TDK"). TUC serves as TDK's holding company for the indirect U.S. subsidiaries through which TDK conducts its operations in the U.S. Through these subsidiaries, TUC is engaged in the manufacture, sale and distribution of blank recording media (optical and magnetic), electronic materials and components, and integrated circuits of LAN/WAN embedded modem and set-top box applications.

         Information regarding each of the directors and executive officers of TUC is set forth below:

         Kenichi Aoshima
         TDK U.S.A. Corporation
         12 Harbor Park Drive
         Port Washington, NY  11050
         President, CEO and a Director of TUC
         Citizen of Japan

         Aniceto Evangelista
         TDK U.S.A. Corporation
         12 Harbor Park Drive
         Port Washington, NY  11050
         Vice President and Treasurer of TUC
         Citizen of U.S.A.

         Kuniyoshi Matsui
         TDK U.S.A. Corporation
         12 Harbor Park Drive
         Port Washington, NY  11050
         Director of TUC
         Citizen of Japan

         Shiro Nomi
         TDK U.S.A. Corporation
         12 Harbor Park Drive
         Port Washington, NY  11050
         Director of TUC
         Citizen of Japan

         Tsutae (Den) Suzuki
         TDK U.S.A. Corporation
         12 Harbor Park Drive
         Port Washington, NY  11050
         Director of TUC
         Citizen of Japan

         Francis J. Sweeney, Jr.
         TDK U.S.A. Corporation
         12 Harbor Park Drive
         Port Washington, NY  11050
         Executive Vice President, COO, General Counsel, Secretary and a Director of TUC
         Citizen of U.S.A.

         Jeffrey G. Williams
         TDK U.S.A. Corporation
         12 Harbor Park Drive
         Port Washington, NY  11050
         Vice President and Assistant Secretary of TUC
         Citizen of U.S.A.

         During the last five years, neither TUC nor, to the best knowledge of TUC, any director or executive officer of TUC, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The sole shareholder of TUC is TDK. The principal business and executive offices of TDK are located at 1-13-1, Nihonbashi, Chuo-ku, Tokyo 103, Japan. TDK manufactures a broad range of magnetic recording media and electronic components.

         Information regarding each of the directors and executive officers of TDK is set forth below:

         Hajime Sawabe
         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         President, CEO and a Director
         Citizen of Japan

         Motoyuki Kurihara
         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         Executive Vice President and a Director
         Citizen of Japan

         Shunjiro Saito
         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         Executive Vice President and a Director
         Citizen of Japan

         Joichiro Ezaki
         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         Executive Managing Director
         Citizen of Japan

         Hirokazu Nakanishi

         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         Executive Managing Director
         Citizen of Japan

         Jiro Iwasaki
         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         Executive Managing Director
         Citizen of Japan

         Suguru Takayama
         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         Executive Director
         Citizen of Japan

         Takeshi Owada
         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         Executive Director
         Citizen of Japan

         Shinji Yoko
         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         Executive Director
         Citizen of Japan

         Takeshi Nomura
         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         Executive Director
         Citizen of Japan

         Yoshinori Hashimoto
         TDK Corporation

         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         Executive Director
         Citizen of Japan

         Kiyoshi Ito
         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         Executive Director
         Citizen of Japan

         Katsuhiro Fujino
         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         Executive Director
         Citizen of Japan

         During the last five years, neither TDK nor, to the best knowledge of TUC, any director or executive officer of TDK, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On September 8, 2000, the Company and TUC entered into a common stock purchase agreement (the "Purchase Agreement"), pursuant to which TUC agreed to purchase, and the Company agreed to sell, a total of 16,667,000 shares of Common Stock, for the purchase price of $.30 per share and an aggregate purchase price of $5,000,100. On September 11, 2000, TUC acquired 4,750,000 shares of Common Stock for an aggregate purchase price of $1,425,000 paid out of the working capital of TUC in cash by wire transfer on that date (the "Initial Closing"). Pursuant to the Purchase Agreement, on November 27, 2000, immediately upon the filing of an amendment to the Company's Certificate of Incorporation (the "Charter Amendment") to increase the number of shares of Common Stock the Company is authorized to issue from 20,000,000 to 50,000,000, TUC acquired an additional 11,917,000 shares of Common Stock for an aggregate purchase price of $3,575,100 (the "Subsequent Closing"), paid in cash out of the working capital of TUC on November 27, 2000.


ITEM 4. PURPOSE OF TRANSACTION

         As of the Subsequent Closing, TUC acquired a controlling interest in the Company through the purchase of the Common Stock under the Purchase Agreement and simultaneously three of the five members of the board of directors of the Company (Richard Azevedo, Mark A. James and Samuel L. Poole) resigned and the resulting vacancies were filled by the remaining directors' appointment of the following additional directors designated by TUC: Kenichi Aoshima, Masatoshi Shikanai, and Shin Tanabe. Except as described in this Schedule 13D, TUC has no present plans or proposals which would relate to or result in any of the items listed in subparts (b), (c), (e), (f), (g), (h), (i) and (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) TUC beneficially owns an aggregate of 16,667,000 shares of Common Stock of the Company, or approximately 73.8% of the outstanding Common Stock of the Company as of November 27, 2000.

         TDK (through TUC) beneficially owns an aggregate of 16,667,000 shares of Common Stock of the Company, or approximately 73.8% of the outstanding Common Stock of the Company as of November 27, 2000.

         Except as disclosed in this Schedule 13D, neither TDK nor, to the best knowledge of TUC, any of the directors or executive officers of TUC or TDK, beneficially owns any shares of the Common Stock.

(b) Vincent J. Bitetti ("Bitetti"), the Chief Executive Officer of the Company and beneficial owner of 1,284,634 shares of Common Stock (which amount includes presently exercisable options to purchase 50,000 shares of Common Stock) constituting approximately 5.7% of all of the issued and outstanding capital stock of the Company, executed an Irrevocable Proxy as of September 8, 2000 granting to TUC an irrevocable proxy pursuant to the provisions of Section 212 of the Delaware General Corporation Law to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock of the Company now owned or hereafter acquired by Bitetti, to the same extent and with the same effect as he might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation in connection with all matters on which stockholders are entitled to vote, EXCEPT, that for so long as either that certain Stockholders Voting Agreement, by and among Vincent J. Bitetti, Eric H. Winston, ASSI, Inc., and the Company, dated as of April 30, 1996 (the "Voting Agreement") or Section 5(w) of that certain Underwriting Agreement, by and among Vincent J. Bitetti, Eric H. Winston, The Boston Group, L.P., and Joseph Stevens & Company, L.P., dated as of July 1, 1996 (the "Underwriting Agreement") remain in effect, TUC shall not be permitted to vote said stock in connection with the election of directors of the Company or any other matters covered by the Voting Agreement or the Underwriting Agreement. The Voting Agreement terminated by its own terms upon the consummation of the Subsequent Closing as a result of Messrs. Bitetti and Winston together ceasing to own at least 10% of the outstanding Common Stock, as reported by the Company in its most recent SEC Form 10KSB40 filed on October 13, 2000. Under the terms of the Underwriting Agreement, the Company granted the underwriters each the right to nominate from time to time one person to stand for possible election as a director of the Company, or alternatively, to designate a person to attend all Company board meetings as a nonvoting advisor. The Underwriting Agreement will terminate on July 8, 2001. Effective November 20, 1997, Joseph Stevens & Co., L.P. assigned to The Boston Group, L.P. its director nomination rights under the Underwriting Agreement, and thus, The Boston Group, L.P. remains contractually entitled to nominate two persons to stand for possible election as directors of the Company, or alternatively to designate two persons to attend all Company board meetings as nonvoting advisors, until July 8, 2001.

         The proxy may be exercised by TUC for the period beginning on September 8, 2000 and ending on the date that Bitetti no longer holds any stock of the Company, EXCEPT that TUC is not permitted to vote said stock pursuant to the irrevocable proxy from and after the consummation of the Subsequent Closing, unless the stockholding percentage of TUC in the Company is at any time reduced to fifty percent (50%) or less of the total issued and outstanding capital stock of the Company, in which case TUC will again be permitted to vote said stock pursuant to the irrevocable proxy during such period of time. The proxy shall remain in full force and effect and be enforceable against any donee, transferee or assignee of the stock.

         Accordingly, with certain limitations described above, TUC currently has the power to vote approximately 73.8% of the shares of all of the issued and outstanding capital stock of the Company pursuant to the terms of the irrevocable proxy described above.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         TUC does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fees or the like, EXCEPT for the following: (1) the Irrevocable Proxy described above, and (2) a certain Registration Rights Agreement dated as of September 8, 2000, by and between TUC and the Company which grants TUC certain rights to request that the Company effect a registration of TUC's securities under the Securities Act of 1933 or to have TUC's securities included in certain other registrations effected by the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Certification Regarding Joint Filing.*
         Exhibit 2 - Irrevocable Proxy, dated as of September 8, 2000, by Vincent J. Bitetti (in favor of TUC)*
         Exhibit 3 - Registration Rights Agreement, dated as of September 8, 2000, by and between TUC and the Company*

         * previously filed.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Kenichi Aoshima
--------------------------------------------------------------------------------
TDK U.S.A. CORPORATION
By:  Kenichi Aoshima
Its:  President and CEO

Dated:  December 7, 2000

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Hajime Sawabe
--------------------------------------------------------------------------------
TDK CORPORATION
By:  Hajime Sawabe
Its:  President and CEO

Dated:  December 7, 2000


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




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